A Special Meeting of Investors of the Fund was held
on June 13, 2005, at 760 Moore Road, King of
Prussia, Pennsylvania, 19406, for the purposes of
asking Investors to consider the following
proposals:
1.	To elect a Manager to the Board of Managers of
the Fund. A plurality of the votes cast at the meeting elected the nominated Directors by the following votes:


For
Against
Alan Brott
35,393,405.26
1,781,220.95

The terms of office of Thomas W. Brock and Thomas G.
Yellin, the other Managers of the Fund, continued
after the meeting.
2.	To approve a new Investment Advisory Agreement
between the Fund and Banc of America Investment
Advisors, Inc.  A majority of the outstanding
Interests in the  Fund approved the new
Investment Advisory Agreement by the following votes:

For
Against
Abstain
Broker
Non-Votes
34,472,697.35
1,272,872.54
1,429,056.32
0